CVB Financial Corp.

2001 ANNUAL REPORT

CITIZENS
BUSINESS BANK



CVB Financial Corp. – Annual Report 2001

Citizens Business Bank – Serving Our Customers & Shareholders

The Value Proposition

The Citizens Business Bank Value Proposition is based on a relationship banking strategy that builds and strengthens customer loyalty. It provides ten distinct benefits or values to our customers that clearly differentiate Citizens Business Bank from the competition. The Citizens Value Proposition is an integral part of our daily operation. The ten benefits were identified and defined by Citizens associates as they relate to the special steps taken to satisfy the financial needs of each individual customer.

1. **Business and Professional Focus.**
   Unlike banks which attempt to be all things to all people, we are completely focused on serving the business and professional communities better than anyone else.

2. **Superior Financial Products and Services.**
   These have been developed in response to the changing needs of our business and professional clientele. The quality and value of our products and services will be superior to our competition in helping our business and professional clients achieve their goals.



Total Deposits/Demand Deposits
(in thousands)
$1,294,487
$563,010
$1,475,639
$638,683
$1,501,073
$649,821
$1,595,030
$665,290
$1,876,959
$766,329
1997
1998
1999
2000
2001

3. **Consistently Superior Service.**
   Every Citizens Business Bank associate is committed to and accountable for providing the highest quality of service of any financial institution in our markets.

4. **Customer Convenience.**
   This is provided through an expanding network of full-service Business Financial Centers supported by strong electronic delivery channels.

5. **Reliable and Responsible Source of Credit.**
   We have a long tradition of being there for our customers through good and bad economic periods.

The Value Proposition

6. **Fast Decisions.**
   Our empowered local decision-makers are the best in the business in responding quickly to customer needs.

7. **Superior People.**
   We add lasting value to every customer relationship by selecting, developing, empowering, and retaining the most capable and professional people in the industry.

8. **Community Commitment.**
   Citizens Business Bank, its officers and associates, provide more support to our communities than any other financial institution.

9. **Superior Financial Strength and Performance.**
   Top-performing businesses demand a top-performing bank. Citizens Business Bank has always been and will continue to be in the top 10% of all banks in California in financial strength and performance.

10. **Competitive Pricing.**
   The strategy of Citizens Business Bank is to build loyal, long-term relationships with businesses and professionals who recognize the superior value that results from our unmatched combination of superior benefits and fair and competitive interest rates and fees.

These Value Proposition benefits are featured pictorially throughout this Annual Report as they relate to our relationships with our fellow associates, our customers and our communities.

Value Proposition



Joan Mason, President of [illegible], knows that her business banker [illegible] challenges and opportunities.

BUSINESS & PROFESSIONAL [illegible]

Unlike banks which attempt to be all things to all people, we are completely focused on serving the business and professional communities better than anyone else.

Corporate Profile

In 1973, a group of local businessmen with a vision to provide the very best in banking services to the community began the process of establishing a new bank. On August 9, 1974 Chino Valley Bank opened for business. The vision of our founders was simply to be the best bank with the highest quality of customer service for the citizens of Chino.

Since then, nine additional locations have been opened by the Bank and twenty-one have been assimilated through acquisition to create a network of 31 financial centers throughout our market areas. This expansion and strong internal growth has combined to produce record results throughout our 27-year history.



Total Loans (in thousands)
$749,776
$832,184
$952,552
$1,051,493
$1,187,540
1997
1998
1999
2000
2001

In 1996, Chino Valley Bank was renamed Citizens Business Bank to support the expanding geographical presence and our business banking strategy. The vision to be the best bank for business and professional clientele has continued to grow and expand, and today, Citizens Business Bank is the premier relationship bank for businesses and professionals in the Inland Empire, Orange County, the San Gabriel Valley and Southern Central Valley regions of California.

CVB Financial Corp. is a bank holding company headquartered in Ontario, California. The Company provides a wide selection of financial services through its three subsidiaries: Citizens Business Bank, Community Trust Deed Services and CVB Ventures, Inc.

Citizens Business Bank brings the very best in financial services to 24 cities throughout our expanding market area. It is the largest bank headquartered in the Inland Empire, and the largest independent bank in its respective markets. In October of 1999 the acquisition of Orange National Bank expanded our service area into central and southern Orange County. In December of 2001 we opened an office in Bakersfield, the first in the California Central Valley. These expansion plans grew our delivery system to the 31 locations we have today.

Community Trust Deed Services provides a variety of real estate-related services to financial institutions, real estate firms and individuals.

CVB Ventures, Inc. is the home of our Growth Industries Group. The mission of the Growth Industries Group is to provide the entrepreneur access to capital through strategic relationships with both equity and debt funding sources.

Corporate Profile

Our Vision

The vision of Citizens Business Bank is to be recognized as the premier relationship financial institution for businesses and professionals in California with $3.5 billion in assets by December 31, 2005 and $5.0 billion in assets by December 31, 2010, with earnings growth of 15.0% a year, a return on equity of 20.0% and a return on assets of 1.6%.

Our Mission

The mission of Citizens Business Bank is to achieve superior performance and rank in the top 10% of all financial institutions in California in return on equity and return on assets. This will be achieved by delivering the finest in financial products and services through relationship banking commitments with businesses and professionals in the Inland Empire, Orange County, the San Gabriel Valley and Southern Central Valley areas of California. It will be supported by an unqualified commitment to our five core values of financial strength, superior people, customer focus, cost-effective operations and having fun.



President and Chief Executive Officer D. Linn Wiley and Chairman of the Board George Borba.

Value Proposition



The Product Committee meets regularly to evaluate the products and services of the Bank and recommend enhancements to better serve the business and professional customer.

SUPERIOR FINANCIAL PRODUCTS & SERVICES

These have been developed in response to the changing needs of our business and professional clientele. The quality and value of our products and services will be superior to our competition in helping our business and professional clients achieve their goals.

Report to Stockholders

CVB Financial Corp. and Citizens Business Bank achieved another record year in 2001. Our goals and objectives were focused on our critical few for the year. These five key performance areas included deposit growth, loan growth, fee income, Wealth Management growth and the successful integration of the Orange National Bank.

2001 was our tenth consecutive year of record performance, and it was the twenty-fifth record year in our 27-year history. As of December 31, 2001, CVB Financial Corp. reported deposits of $1.9 billion, loans of $1.2 billion and total assets of $2.5 billion. Deposits were up $281.9 million, or 17.7%, from $1.6 billion on December 31, 2000 to $1.9 billion on December 31, 2001. Loans increased $136.0 million, or 12.9%, from $1.1 billion in 2000 to $1.2 billion on December 31, 2001. Total assets rose $206.1 million, or 8.9%, from 2.3 billion on December 31, 2000 to $2.5 billion at the end of 2001.



Total Assets (in thousands)
$1,501,048
$1,841,069
$2,010,757
$2,307,996
$2,514,102
1997
1998
1999
2000
2001

This growth in deposits, loans and assets produced record earnings of $40.1 million. This is up $5.4 million, or 15.5%, over net earnings of $34.7 million reported for 2000.

These earnings results produced a return on beginning equity of 21.2%, a return on average equity of 19.2% and a return on average assets of 1.7%. This earnings performance allowed the Company to exceed the return on equity objective of 20.0% and exceed the return on assets objective of 1.6%.

Shareholders' equity increased $32.1 million, or 17.0%, to $220.7 million as of December 31, 2001. This growth in capital provided a leverage ratio of 8.6% and a total risk based capital ratio of 13.2%. These capital ratios are well above the regulatory required ratios of 4.0% and 8.0%, respectively. They also exceed the regulatory well-capitalized ratios of 5.0% and 10.0%, respectively.

Milestones

The year 2001 was our tenth consecutive year of record performance and our twenty-fifth year of record performance in our 27-year history. We achieved new milestones, new records and new thresholds.

Deposit Growth was a critical success factor as we entered 2001, as deposit growth was slowing throughout the industry. So, deposits became our top priority, and as a result, we achieved our best deposit growth in the history of the Bank.

CVB Financial Corp.
Deposit Growth (in thousands)

	12/31/00	12/31/01	Increase	%
Demand Deposits	$665,288	$766,329	$101,041	15.2
Savings Deposits	$519,994	$674,261	$154,267	29.7
Certificate of Deposits	$409,746	$436,369	$26,623	6.5
Total Deposits	$1,595,028	$1,876,959	$281,931	17.7

Deposits were up in every category. Demand deposits increased over $101.0 million, or 15.2%, to $766 million. Demand deposits represented 41% of total deposits at the end of the year. This growth in demand deposits has been our single greatest sales and marketing achievement. It has kept our cost of deposits at 1.9%, which ranks in the second percentile in the industry. This is the primary contributor to our strong 5.03% net interest margin.

Savings deposits rose $154 million, or 29.7%, to $674 million. Money market deposits were the primary component in this category. This was aided by our new Citizens Choice Account, which represented $35 million in deposits at the end of the year. Certificates of deposit grew $27 million, or 6.5%, to $436 million. Total deposits were up $282 million, or 17.7%, to $1.9 billion at the end of the year.

Value Proposition



Citizens Business Bank is committed to employing superior people. The Bank knows that service-oriented associates like Norberta Roche, service representative at the Chino Business Financial Center, set the tone for every business banking relationship.

CONSISTENTLY SUPERIOR SERVICE

Every Citizens Business Bank associate is committed to and accountable for providing the highest quality of service of any financial institution in our markets.

Milestones

Loan growth was the second on the list of accomplishments for 2001. The significance of loan growth intensifies as our deposits increase. We need to invest these deposits and the most profitable way to invest them is in quality loans. Loans totaled $1.2 billion at December 31, 2001. This reflects an increase of $136.0 million, or 12.9%, when compared to the $1.1 billion in loans on December 31, 2000. Our yield on loans and leases was 8.43%.

Fee Income was another record breaker for 2001. It was a record year in dollar growth and a very strong year in percentage of growth as well. Our focus on the assessment and collection of service charges and other fee income, derived from our value-added services, led to an increase of $3.2 million, or 16.7%, for a total of more than $22 million in fee income for the year. This was the first year in the history of the Bank where fee income exceeded $20 million. Fee income represented 17.7% of net revenues.

Net Revenues for 2001 were up more than $12.1 million, or 10.7%, to $125.2 million. Net revenues include net interest income, plus non-interest income or fee income. Net income was very strong with an increase of $5.4 million, or 15.5%, to $40.1 million...another milestone. This produced a return on beginning equity of 21.2%, a return on average equity of 19.2% and a return on average assets of 1.7%. These results exceed our earnings growth objective of 15.0%.


Net Earnings (in thousands)
$20,568
$24,117
$25,960
$34,683
$40,058
1997
1998
1999
2000
2001

Milestones

Exciting new products were introduced throughout 2001.

Overdraft Advantage was made available to qualified customers. This service minimizes the aggravation and potential embarrassment to our customers by offering the opportunity to overdraw their account and reduce the possibility of a returned check due to non-sufficient funds.

Citizens Choice offers our customers a highly personalized, custom-tailored financial package of services. Not only can the customer put idle balances to work, but also benefit from a credit line linked to their checking account and many other convenient services.

SafeCheck and Image Services provide our customers with checking account statement options. The customer can choose not to receive their paid checks or receive printed check images or check images on a compact disk. Our customers can decide which statement processing works best for their business, saving them time and storage space.



Value Proposition
INTERNET BANKING SERVICES
INVESTMENT SERVICES
CVB INVESTORS
The Bank Business Banks On
Banking provides CaliforniaChoice with a wide array of
Business Banking
Wealth Management
CBB Locations
CBBe-commerce
2001 Outstanding Web Site Awards Winner
RSM McGladrey, Inc.
CITIZENS BUSINESS
FOR INDUSTRY-LEADI
RSM McGladrey, Inc.,
In second-annual stud

The Citizens Business Bank website provides our clients with a secure and convenient transactional delivery system through Citizens On-Line Banking, our Internet banking service.

CUSTOMER SERVICE

This is provided through an expanding network of full-service Business Financial Centers supported by strong electronic delivery channels.

Milestones

Wealth Management Group is the new name for our Asset Management Division. A strategic decision was made in the fall of 2001 that "Wealth Management" better described the breadth of services provided by the professionals in our trust, investment and portfolio management areas of the Bank. This group of investment experts offers our greatest opportunity to provide extra value to the relationships with our customers.

CVB Financial Corp. joined the NASDAQ. On June 12, 2001 CVB Financial Corp. commenced trading on the NASDAQ National Market. This followed our delisting from the American Stock Exchange at the close of business on June 11, 2001. The NASDAQ application was filed in response to the growth in the Company's stockholder base. We believe that the NASDAQ listing will afford CVB Financial Corp. broader coverage among market makers, stock analysts and throughout the investment community. Shortly following the move, on July 31, 2001, CVB Financial Corp. became a component of the NASDAQ Financial-100 Index®. The market value of CVB Financial Corp. stock rose 37.7% during 2001 from $13.60 a share on January 1, 2001 to $18.72 a share on December 31, 2001 (adjusted for the 5-for-4 stock split declared in December 2001).



Diluted Earnings Per Share
$0.60
$0.70
$0.74
$0.98
$1.13
1997
1998
1999
2000
2001

All per-share information has been retroactively adjusted to reflect a 5-for-4 stock split declared in December 2001 and distributed in January 2002; a 10% percent stock dividend declared in December 2000 and paid in January 2001; a 5-for-4 stock split declared in December 1999 and distributed in January 2000; a 10% stock dividend declared in December 1998 and paid in January 1999; a 3-for-2 stock split declared in December 1997 and distributed in January 1998; and a 10% stock dividend paid in 1997.

Our Appreciation

Our superior performance is the result of the positive guidance and oversight of our Board of Directors, a strong leadership team and a committed and dedicated staff. This has led to sound management practices, a sales-driven and service-centered sales culture and a strong credit culture. The results are evident in our performance.

We are extremely grateful to our associates for providing the very best in service to our customers, our Bank and our communities. We want to express our appreciation to our Board of Directors for their advice and counsel. We especially thank our customers for their business, confidence and loyalty.

We also want to express our appreciation to our stockholders for their continued confidence. We encourage you to allow us the opportunity to demonstrate our superior products and services. Remember amazing things happen with the right banking relationship. We look forward to another year of our mutual success in 2002.

George Borba
Chairman of the Board

D. Linn Wiley
Chief Executive Officer

Value Proposition



Mike Helmuth, Senior Vice President and Manager of the Katella Business Financial Center, discusses a loan application with Gary Wein, Vice President and Credit Administrator. Citizens Business Bank is committed to providing our customers the best credit solutions available.

RELIABLE & RESPONSIBLE SOURCE OF CREDIT

We have a long tradition of being there for our customers through good and bad economic periods.

Stock Highlights

NASDAQ Listing

CVB Financial Corp. stock is traded on the NASDAQ under the symbol CVBF. The securities listed consist of one class of common stock. As of December 31, 2001, there were 34,782,234 shares of common stock outstanding to approximately 3,500 shareholders.

Stock Split

On December 19, 2001, the Board of Directors of CVB Financial Corp. declared a 5-for-4 stock split. This resulted in shareholders receiving one additional share of stock for every four shares they owned. The 5-for-4 stock split was accompanied by a cash dividend of $0.13. The cash dividend was paid on a post 5-for-4 stock split basis.

This decision by the Board of Directors was predicated on the solid growth and strong financial performance of CVB Financial Corp. and its principal subsidiary, Citizens Business Bank. It also demonstrates the confidence of the Board in the future prospects of the Company. Shareholders of record on January 4, 2002 received the additional shares resulting from the stock split.

The 5-for-4- stock split offers three benefits to our shareholders. First, it provides additional shares with the potential for future appreciation. Second, the additional shares should increase the liquidity of the stock. Third, the net effect of the stock split provides an increase in the cash dividend, since it is paid on a post-split basis.



Value of a Dollar Invested
$1.00
$5.45
$37.87
$70.50
$210.04
$333.92
1975
1980
1990
1995
2000
2001

One dollar invested on February 11, 1975, with dividends reinvested, would be valued at $333.92 at the year end 2001. This is based on assumptions that: cash dividends are taxable at 12% and the balance is reinvested at current market with no transaction charge. All per-share amounts and prices have been restated to reflect stock dividends and splits.

The Business Community

Citizens Business Bank is strategically positioned to continue being a major participant and beneficiary of Southern California's expanding economy. Our Inland Empire Business Financial Centers are located in the heart of California's fastest growing region, where the population is expected to grow by 1.8 million to 3.9 million in the next 20 years.

Our locations in Pasadena and the San Gabriel Valley are in the middle of a Los Angeles County economy that is expected to add 1.3 million jobs from 2000 to 2020. Our eight Orange County locations are in an area whose strong economy has the unemployment rate down to 3.0%. Citizens Business Bank's strategy of providing a full range of services to small and mid-sized and entrepreneurially driven companies is allowing it to continuously increase its market penetration in each of these expanding areas. The strategies for expansion in Kern County offer the opportunity to benefit from management's experience with the region.

Our market areas sit in the midst of a Southern California economy that has added 1.4 million jobs since 1993, a 20% expansion. The economy has again become an international model, having been rebuilt on a diversified base of rapidly growing entrepreneurial firms, our target customer profile. Within this environment, Citizens Business Bank's specific market areas include the urbanized portion of San Bernardino County; the Riverside and Corona areas of Riverside County; the San Gabriel Valley and Burbank areas of Los Angeles County; and all of Orange County. The Bank will benefit from this area's ability to consistently outperform the state of California and the nation.

Meanwhile, the consolidation of major banks into four colossal institutions has opened up a niche for high service business banks, validating Citizens Business Bank's strategy. Our continued ability to successfully implement that strategy is seen in the fact that we are capturing an increasing share of the deposits within our geographic area. Looking ahead, the management of the Bank has had a good deal of experience in the Kern county market and in farm lending and will only continue to benefit as we expand into the Central Valley.

Value Proposition



Citizens Business Bank's Preferred Lender status allows Katrina Fleener, Vice President and SBA Department Manager, and Jeanne Batista, Vice President and Business Development Officer, to provide a fast approval process and prompt funding for SBA customers.

FAST DECISIONS

Our empowered local decision-makers are the best in the business in responding quickly to customer needs.

Central Valley Expansion

In 2001, the Board of Directors and executive management of the Bank made a strategic decision to adopt what we refer to as the Central Valley Initiative. The Central Valley is experiencing strong economic growth. Kern County is the second fastest growing county in California. The population of Kern County is 685,000 with a labor force of 300,000 workers. The population of Bakersfield exceeds 250,000 with a labor force of 100,000 workers. This economic growth is being fueled by a rapidly expanding commercial business base.

The Central Valley will always have a strong concentration in agriculture. However, the availability of land and a strong labor force are attracting more industry. The Central Valley has similar demographics and the sizes and types of businesses are comparable to our existing markets.

Naturally, our strength in the agricultural area made the Central Valley attractive for expansion. We currently provide banking services to a number of agribusiness customers in the Central Valley. We plan to expand our agribusiness activities into other selected non-dairy segments of the industry.

The Central Valley Initiative is designed to establish our first Business Financial Center in this market in Bakersfield and then expand north to Fresno over the next five years. Our objective is to create a franchise of several Business Financial Centers in the primary business locations in this market during this timeframe.

Our Bakersfield Business Financial Center opened on December 3, 2001. We have been successful in attracting a fine team of professional bankers from the Central Valley to join us. We are now on our way to becoming the dominant community bank in the southern portion of the valley. The expansion of this franchise could conceivably take us to Delano, Porterville, Taft, Hanford, Tulare, Visalia, Selma, Clovis and Fresno.


CITIZENS
BUSINESS BANK
9100

The Bakersfield Business Financial Center represents the beginning of a major expansion of Citizens Business Bank into the Central Valley of California.

Amazing Things Happen

Amazing Things Happen with the Right Banking Relationship

Amazing things continue to happen at Citizens Business Bank because we continue to offer the very best "package of values" to business and professional clientele in our market areas. Our package of values consist of four elements:

- Banking Services — We have selected and developed a full range of banking and Wealth Management products and services designed specifically to meet the needs of our business and professional clientele.

- Courtesy Services — All the extras that add value to our banking solutions. These include armored transport, courier, notary services, electronic access, telephone and Internet banking service and wire transfer of funds.

- Organizational Features — The unique qualities that are exclusive only to Citizens Business Bank. These include our size, Business Financial Center locations, local authority, business expertise, and a degree of financial strength and performance that ensures the very best in business banking.

- Personal Features — The most important component of the "package of values" is the special and unique qualities of our people. These crucial resources are only available through Citizens Business Bank. Our superior people make the difference.

Value Proposition



Citizens Business Bank acknowledges superior performance through awards and incentives. Grace Arellano, Benefits Assistant in the Human Resources Department, and Shelley Fiener, Senior Vice President and Manager of the Construction Loan Department, were 2001 recipients of the Janice Tillema President's Award for their dedication to superior performance.

SUPERIOR PEOPLE

We add lasting value to every customer relationship by selecting, developing, empowering and retaining the most capable and professional people in the industry.

Services

Deposit Services

Citizens Business Bank deposit services offer accurate and reliable depository accommodations that provide convenience and flexibility for our customers. Our deposit services provide the foundation for our business relationships.

Our customers have a choice of Special Business Checking for a small business with a minimum level of activity, our Basic Business Checking for small to medium size businesses or a fully Analyzed Business Checking for the business with more complex needs.

Citizens business bankers help our customers select the best options to enjoy the greatest access to their funds while they earn income on excess deposits at competitive interest rates. They appreciate the flexibility of personally managing their money on a daily basis, whether through checking accounts or through a variety of money market funds and certificates of deposit. Our customers consistently rate us the best in the business in deposit services.



Stockholders' Equity (in thousands)
$123,671
$139,430
$140,770
$188,630
$220,748
1997
1998
1999
2000
2001

Services

Wealth Management Services

Citizens Business Bank provides our customers with the highest level of responsive, personalized and professional service through the delivery of full management and custodial services. Our Wealth Management Group works closely with our customers and their advisors, when appropriate, to achieve their investment goals. Experienced and dedicated professionals are available to meet with and assist customers whenever the need arises, during the development, completion and ongoing administration of their estate and investment plans.

Full management services are available to assist with designing and managing a securities portfolio that complements the specific investment objectives of our customers. Our custodial services allow the Bank to competently handle all the clerical aspects of a portfolio, including income collection, bill payment, capital change monitoring, posting and more.

We provide a Wealth Management capability that has performed at the top of the investment management industry. It enables our customers to get the greatest value from their investment dollar. Our specialists provide a wide variety of services including deposit placement, stocks, bonds, annuities, mutual funds, discount brokerage and investments in other securities.

Value Proposition



OLYMPIC TORCH RELAY
SALT LAKE 2002

Each year the Bank supports [illegible] charitable causes and donates countless staff hours to community service. Bob Burnett, Vice President and Service Manager of the Arcadia Business Financial Center, traveled to Northern California to carry the Olympic torch for the 2002 Winter Olympics.

COMMUNITY COMMITMENT

Citizens Business Bank, its officers and associates, provide more support to our communities than any other financial institution.

Services

Credit Services

Our comprehensive menu of credit services provides our borrowers with everything they need to finance their business. We know that a growing and successful business has a variety of needs. Citizens Business Bank offers a complete package of credit services that range from working capital lines of credit to asset-based financing, equipment loans and term loans.

Short-term business credit is available to help customers take advantage of business opportunities simply by writing a check. Long-term financing is available for an array of real estate, manufacturing, office and equipment opportunities. Our SBA specialists can tailor an SBA loan to address the unique needs of our customer and work with them from application to funding. Construction financing is offered on a wide variety of projects including commercial, residential and income properties.

We offer specialized financing arrangements for agriculture, asset-based financing, real estate and international business. Local decision making provides a fast response to the specific needs of each borrowing customer.



Dividends
$0.22
$0.32
$0.39
$0.45
$0.56
1997
1998
1999
2000
2001

Services

Business Services

Citizens Business Bank has the experience, knowledge and technology to help our customers manage their cash more efficiently, increase their profitability and make their business banking as easy as possible.

Our customers appreciate the flexibility that our Internet banking services offer to them. They can pay bills, balance their checkbook and conduct many other banking activities from the convenience of their home or office, 24 hours a day, seven days a week, with Citizens On-Line Banking. We provide account balances, statement information and history, wire transfers, stop payments and a variety of other convenient services.

Citizens Business Bank offers everything from automatic transfers, Federal and State tax payment processing, collecting receivables, collection processing and reporting, remittance services and making wire transfers anywhere in the world.

Value Proposition



The financial strength of Citizens [illegible] commitment of every associate towards a cost-effective operation. Substantial benefit is realized through our investment portfolio and its diligent management by John Lang, Senior Vice President and Controller, and [illegible] Wong, Vice President and Treasury Department Manager.

SUPERIOR FINANCIAL STRENGTH & PERFORMANCE

Top-performing businesses demand a top-performing bank. Citizens Business Bank has always been and will continue to be in the top 10% of all banks in California in financial strength and performance.

Board of Directors



The CVB Financial Corp. Board of Directors, (left to right) Ronald Kruse, D. Linn Wiley, George Borba, John Lo Porto, San Vaccaro, John Borba, and James Seley, gather to dedicate the new flag at Corporate Headquarters.

CVB Financial Corp. & Subsidiaries

George Borba
Chairman of the Board
Dairy Farmer/George Borba & Son Dairy

Ronald Kruse
Vice Chairman of the Board
Chairman/Kruse Investment Co., Inc.

D. Linn Wiley
President & Chief Executive Officer
CVB Financial Corp./Citizens Business Bank

John Borba
Dairy Farmer/John Borba & Sons Dairy

John Lo Porto
Investor

James Seley
Partner
Seley & Company

San E. Vaccaro
Law Offices of San E. Vaccaro

CVB Financial Corp.

D. Linn Wiley
President and Chief Executive Officer

Edward J. Biebrich, Jr.
Chief Financial Officer

Donna M. Marchesi
Corporate Secretary

Community Trust Deed Services

D. Linn Wiley
President

Sharon Quesada
Vice President/Trust Officer

Donna M. Marchesi
Corporate Secretary

CVB Ventures, Inc.

D. Linn Wiley
President

Barbara U. Nitkin
Vice President

Donna M. Marchesi
Corporate Secretary

Senior Leadership Team



The Citizens Business Bank Senior Leadership Team, (standing left to right) Timothy Andersen, Edward Biebrich, Edwin Pomplun, John Tait, Tony Ellis, Jay Coleman, Nancy Sinclair, and (seated left to right) Marilyn Murray, Linn Wiley and Frank Basirico, celebrate the grand opening of the Bakersfield Business Financial Center.

D. Linn Wiley
President and
Chief Executive Officer

Frank Basirico, Jr.
Executive Vice President
Credit Management Division

Edward J. Biebrich, Jr.
Executive Vice President
Finance and Operations Division

Jay W. Coleman
Executive Vice President
Sales and Service Division

Edwin J. Pomplun
Executive Vice President
Wealth Management Group

Timothy E. Andersen
Senior Vice President
Regional Manager

James A. (Tony) Ellis
Senior Vice President
Regional Manager

Marilyn L. Murray
Senior Vice President
Human Resources Department

Nancy A. Sinclair
Senior Vice President
Marketing Department

John H. Tait
Senior Vice President
Regional Manager

Value Proposition



Business owners are pressed for time. The package of banking products available only at Citizens Business Bank, and our competitive interest rates and fees, allows our customers to realize the maximum value for the services they receive.

COMPETITIVE PRICING

The strategy of Citizens Business Bank is to build loyal, long-term relationships with businesses and professionals who recognize the superior value that results from our unmatched combination of superior benefits and fair and competitive interest rates and fees.

Managers

Senior Vice-Presidents

[illegible]
Manager
Covina Business Financial Center

[illegible]
Manager
San Bernardino Business Financial Center

[illegible]
Manager
Corona Business Financial Center

[illegible] De Angelis
Division Service Manager

[illegible]
Manager
Arcadia Business Financial Center

[illegible]
Investment Services Department

[illegible]
Manager
Pomona Business Financial Center

[illegible]
Manager
Construction Loan Department

[illegible]
Manager
Ontario-Airport Business Financial Center

[illegible]
Manager
Chino Business Financial Center

[illegible]
Manager
Katella Business Financial Center

[illegible]
Manager
Finance and Accounting Department

[illegible]
Manager
Colorado-Catalina Business Financial Center

[illegible]
Manager
Upland Business Financial Center

[illegible]
Manager
Pasadena Business Financial Center

[illegible]
Manager
Information Services

[illegible]
Manager
Agribusiness Department

Vice-Presidents & Business Financial Center Managers

Kathleen VanDerPol Anderson
Laguna Beach Business Financial Center

Pete F. Boada
Colton Business Financial Center

Paul Bordwell
Fontana Business Financial Center

Dianne C. Chapman
West Arcadia Business Financial Center

Craig M. Ciebiera
South El Monte Business Financial Center

Sheila G. Cook
La Cañada-Flintridge Business Financial Center

Albert D'Antonio
San Gabriel Business Financial Center

Ted J. Dondanville
Glendale Business Financial Center

Charles L. Frost
Ontario Business Financial Center

Harold W. Hanson
Bakersfield Business Financial Center

Edward E. Holley, Jr.
High Desert Business Financial Center

Duane S. Keene
Brea Business Financial Center

Christopher D. Maggio
Riverside Business Financial Center

Jill S. Minn
East Orange Business Financial Center

Michael P. Nomura
Fullerton Business Financial Center

Richard W. Simons
Stadium Business Financial Center

Gregory G. Smyser
Tri-City Business Financial Center

Douglas B. Tipping
Saddleback Valley Business Financial Center

Barbara Veenstra
San Marino Business Financial Center

Richard Verdugo
Plaza Business Financial Center

Vice-Presidents & Department Managers

Marita Barker
Business Services Department

Loretta Y. Fansler
Credit Analysis Department

Katrina J. Fleener
SBA Loan Department

John R. Gurley
Wealth Management Group
Investment Department

Carol Susan Haynes
Bankcard Services Department

LaJuna Johnson
Loan Documentation Servicing Department

Frank J. Maslowski
International Banking Department

Barbara U. Nitkin
Growth Industries Group

Dolly L. Nugent
Compliance

Lesley R. Smith
Bank Properties Department

Gary J. Zarubick
Asset Based Financing Department

Corporate Information

Orange County Advisory Board

Wayne Miller, Chairman
Orange County Advisory Board

Michael Abdalla, MD
Orange Orthopaedic
Medical Group, Inc.

Dan Allee, President
Vanguard Funding Corp.

Allen Basso, CPA
Smith, Linden & Basso, LLP

Mike Birney, President
Techno Coatings, Inc.

Charles Blek, Jr., Attorney
Law office of Charles Blek, Jr.

Paul Bostwick, President
Anaheim Resort RV Park

Timothy Carlyle
Attorney

Michael Christianson, Attorney
Michael J. Christianson, Inc.

Donald Daniels, Attorney
Law office of Donald L. Daniels (retired)

Tom Dial, CPA
Thomas L. Dial, CPA, Inc.

John Dieball, President
Jadtec Companies

Jeff Farano, Attorney
Farano & Kieviet, LLP

Thomas Gray
Thomas Gray & Associates, Inc.

Robert Hodges
PEC, Ltd.

Gary Kaufman, CPA
Century Small
Business Solutions

James Kreder, Chairman
Synergistic Planning Corporation

Robert M. Leaverton, President
The Leaverton Co.

Mel Miller
Foundation Executive Director
Anaheim Family YMCA

Michael Miller, President
Artesian Press

William Moore, President
Moore Packaging, Inc.

Erik Ostergaard, President
Sone Systems, Inc.

Walter Otto, CPA
Walter C. Otto & Associates

Richard Pastore, CPA
Pastore & Earnhardt

Thomas Prenovost, Jr., Attorney
Prenovost, Normandin,
Bergh & Dawe, APC

Scott D. Richmond, Attorney
Richmond & Richmond
Law Offices

Richard Roderick, President
DM Proto Source, Inc.

Todd Rohm
Rohm Insurance Agency

Andrew D. Ross, CLU
The Principal Financial Group

Allan R. Stark, DPM
Podiatrist

James I. Swenson
Investor

Bob Upshaw, President
KUPA, Inc.

James Wooley, President
All-Pro Dispatch, Inc.

Corporate Listings

U.S. Stock Transfer Corporation
1745 Gardena Ave.
Glendale, CA 91204-2991

Legal Counsel
Manatt, Phelps & Phillips
11355 West Olympic Blvd.
Los Angeles, CA 90064

Stock Listing
The common stock of CVB Financial Corp. is listed on the NASDAQ under the symbol CVBF.

Stockholder Information
Stockholders may obtain, without charge, form 10-K of CVB Financial Corp. on written request to Donna Marchesi, Corporate Secretary.

Mailing Address
CVB Financial Corp.
P.O. Box 51000
Ontario, CA 91761

Street Address
701 North Haven Avenue
Suite 350
Ontario, CA 91764
(909) 980-4030
(877) 422-2265
Fax: (909) 481-2130
www.cbbank.com

Copies of this annual report and interim reports are also available upon written request.

Member FDIC

Locations

CVB Financial Corp.
Citizens Business Bank
Corporate Headquarters
701 North Haven Avenue
Suite 350
Ontario, CA 91764
(909) 980-4030
(877) 422-2265
www.cbbank.com

Arcadia Business Financial Center
125 North First Avenue
Arcadia, CA 91006
(626) 445-7350

Bakersfield Business Financial Center
5100 Ming Avenue, Suite 120
Bakersfield, CA 93311
(661) 663-8663

Brea Business Financial Center
2650 East Imperial Highway
Brea, CA 92821
(714) 996-8150

Chino Business Financial Center
12808 Central Avenue
Chino, CA 91710
(909) 627-7316

Colorado-Catalina Business Financial Center
1010 East Colorado Boulevard
Pasadena, CA 91106
(626) 405-4915

Colton Business Financial Center
808 North La Cadena Drive
Colton, CA 92324
(909) 825-9800

Corona Business Financial Center
225 West Sixth Street
Corona, CA 92882
(909) 734-6120

Covina Business Financial Center
978 East Badillo Street
Covina, CA 91724
(626) 915-8931

East Orange Business Financial Center
7510 East Chapman Avenue
Orange, CA 92869
(714) 288-5382

Fontana Business Financial Center
9244 Sierra Avenue
Fontana, CA 92335
(909) 350-8030

Fullerton Business Financial Center
110 East Wilshire Avenue
Fullerton, CA 92832
(714) 773-0600

Glendale Business Financial Center
1000 North Brand Boulevard
Glendale, CA 91202
(818) 550-0400

High Desert Business Financial Center
12380 Hesperia Road, Suite 1
Victorville, CA 92392
(760) 241-5101

Katella Business Financial Center
1201 East Katella Avenue
Orange, CA 92867
(714) 288-5203

La Cañada-Flintridge Business Financial Center
858 Foothill Boulevard
La Cañada, CA 91011
(818) 952-6085

Laguna Beach Business Financial Center
800 Glenneyre
Laguna Beach, CA 92651
(949) 494-9474

Ontario Business Financial Center
255 North Euclid Avenue
Ontario, CA 91762
(909) 983-3994

Ontario-Airport Business Financial Center
701 North Haven Avenue
Ontario, CA 91764
(909) 980-1080

Pasadena Business Financial Center
225 East Colorado Boulevard
Pasadena, CA 91101
(626) 405-8325

Plaza Business Financial Center
77 Plaza Square
Orange, CA 92866
(714) 288-5300

Pomona Business Financial Center
1095 North Garey Avenue
Pomona, CA 91767
(909) 629-4151

Riverside Business Financial Center
3695 Main Street
Riverside, CA 92501
(909) 683-2112

Saddleback Valley Business Financial Center
25255 Cabot Road
Laguna Hills, CA 92653
(949) 581-4444

San Bernardino Business Financial Center
1555 East Highland Avenue
San Bernardino, CA 92404
(909) 381-5561

San Gabriel Business Financial Center
109 South Del Mar Avenue
San Gabriel, CA 91776
(626) 286-3166

San Marino Business Financial Center
980 Huntington Drive
San Marino, CA 91108
(626) 281-0083

South El Monte Business Financial Center
9754 East Rush Street
South El Monte, CA 91733
(626) 442-4470

Stadium Business Financial Center
1800 West Katella Avenue
Orange, CA 92867
(714) 288-5331

Tri-City Business Financial Center
301 Vanderbilt Way
San Bernardino, CA 92408
(909) 888-6363

Upland Business Financial Center
818 North Mountain Avenue
Upland, CA 91786
(909) 946-6921

West Arcadia Business Financial Center
630 West Duarte Road
Arcadia, CA 91077
(626) 446-3118

Citizens Business Bank Departments

Bankcard Services Department
(909) 481-7826

Business Services Department
(909) 980-4030
(888) 228-2265

Construction Loan Department
(909) 481-2167

International Banking Department
(909) 980-4030

Investment Services Department
(909) 980-4030

Real Estate Loan Department
(909) 980-4030

SBA Loan Department
(909) 980-4030
(800) 216-3303

Agribusiness Department
12808 Central Avenue
Second Floor
Chino, CA 91710
(909) 591-7728
(866) 578-0658

Asset Based Financing Department
2650 East Imperial Highway
Brea, CA 92821
(714) 996-6452

Wealth Management Group
225 East Colorado Boulevard
Pasadena, CA 91101
(626) 405-8335

Community Trust Deed Services
125 East "H" Street
Colton, CA 92324
(909) 370-3232

Growth Industries Group
16 North Marengo Avenue
Suite 500
Pasadena, CA 91101
(626) 405-8345